24-10014

Total Pages - 64
Index to Exhibits - 36

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FRONTIER EDUCATIONAL SYSTEMS, INC.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

750 Oakland Hills Circle, #206
Lake Mary, Florida 32746
(407) 694-3714
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Dyron M. Watford
750 Oakland Hills Circle, #206
Lake Mary, Florida 32746
(407) 694-3714
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank S. Ioppolo, Jr.
Greenberg Traurig, P.A.
450 South Orange Avenue
Suite 650
Orlando, Florida 32801
(407) 420-1000
(407) 420-5909 (facsimile)

7389
(Primary Standard Industrial Classification Code Number)

52-2318386
(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

a. Directors

Dyron M. Watford
750 Oakland Hills Circle, #206
Lake Mary, Florida 32746

b. Officers

Dyron M. Watford
President, Secretary and Treasurer
750 Oakland Hills Circle, #206
Lake Mary, Florida 32746

c. General Partners

Not Applicable

d. Record owners of 5% or more of any class of equity securities

As of this date, Dyron M. Watford owns 100% of the common stock of the issuer's equity securities.

e. Beneficial owners of 5% or more of any class of equity securities

Dyron M. Watford, the record owner of 100% of the common stock of the issuer identified in Item 1(d) above, is also the sole beneficial owner of all of the issuer's equity securities.

f. Promoters

None

g. Affiliates

Dyron M. Watford
750 Oakland Hills Circle, #206
Lake Mary, Florida 32746

h. Counsel to Frontier Educational Systems, Inc. with respect to this offering

Greenberg Traurig, P.A.
450 South Orange Avenue, Suite 650
Orlando, Florida 32801

i. Underwriters with respect to this offering

There are no underwriters in connection with this offering.

j. Underwriter's directors

Not Applicable

k. <u>Underwriters' officers</u>

Not Applicable

l. <u>Underwriters' general partners</u>

Not Applicable

m. <u>Legal counsel to the underwriters</u>

Not Applicable

ITEM 2. Application of Rule 262

(a) No
(b) Not Applicable

ITEM 3. Affiliate Sales

Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not Applicable
(b) The common stock will be sold outside of the United States of America and in compliance with the applicable laws and regulations of such jurisdictions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not Applicable

ITEM 6. Other Present or Proposed Offerings

None

ITEM 7. Marketing Arrangements

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable

ITEM 9. Use of a Solicitation of Interest Document

None

PART II – OFFERING CIRCULAR

Frontier Educational Systems, Inc.
750 Oakland Hills Circle, #206
Lake Mary, FL 32746
(407) 694-3714

250,000 Shares of Common Stock
Par Value $.0001 Per Share

We are a development stage company that is creating a plan to provide online tutoring services to the secondary educational market. This is the initial public offering of our common stock. Unless otherwise approved by the Company, the minimum subscription is 500 shares and the maximum subscription is 25,000 shares. No public market currently exists for our shares. The initial public offering price is $0.20 per share of our common stock.

We make this offering on a best efforts basis. There is no required minimum number of shares to be sold in the offering. The sale shall continue for up to twelve months or until we have sold all of the shares offered hereby or such earlier date as we may terminate or close this offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING INVOLVES SUBSTANTIAL RISKS (SEE "RISK FACTORS") AND SHOULD BE CONSIDERED ONLY BY PERSONS ABLE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. OFFERS ARE PERMITTED ONLY TO RESIDENTS OF CERTAIN COUNTRIES OUTSIDE OF THE UNITED STATES. NO ESCROW ACCOUNT HAS BEEN ESTABLISHED AND INVESTORS' FUNDS ARE TO BE PAID DIRECTLY TO US. AT THE TIME OF ITS SUBSCRIPTION, AN INVESTOR WILL NOT BE ABLE TO ASCERTAIN HOW MANY SHARES WILL BE PURCHASED BY OTHER INVESTORS.

THE SHARES OFFERED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE WITHIN THE UNITED STATES IMPOSED BY THE LAWS AND REGULATIONS OF EACH OF THE SEVERAL STATES (SEE "LIMITATIONS ON TRANSFER OF SHARES"). CONSEQUENTLY, INVESTORS SHOULD BE AWARE THAT THEY COULD BE REQUIRED TO BEAR THE FINANCIAL RISK OF AN INVESTMENT IN OUR COMPANY FOR AN INDEFINITE PERIOD OF TIME.

	Price to Subscriber (1)	Underwriting Discounts and Commissions (2)	Proceeds to the Company (3)
Per Share	$0.20	$0	$0.20
Total.......................................	$50,000.00	$0	$50,000.00

(1) The purchase price has been determined arbitrarily by our management and should not be considered an indication of the market value of our common stock. See **Determination of Offering Price, Terms of Offering** and **Description of Securities**.

(2) We are offering the shares of our common stock on a best efforts basis. We have not employed any underwriters in connection with the offering and no commissions, fees or other form of compensation will be paid in connection with the offering. See **Plan of Distribution**.

(3) We will pay the expenses of the offering from the proceeds of the offering. These expenses are estimated to be $20,000.00 for legal expenses and $2,500.00 for printing and mailing expenses. See **Use of Proceeds**.

This investment involves a high degree of risk.
See **Risk Factors** beginning on page 2.

This offering circular is not an offer to sell the common stock and we are not soliciting an offer to buy the common stock in any jurisdiction where the offer or sale is prohibited. Neither the delivery of this offering circular nor any sale made under the term described herein shall imply that the information herein is correct as of any date after the date hereof.

The Date of this Offering Circular is ________, 2002.

TABLE OF CONTENTS

	Page
Offering Circular Summary	1
Risk Factors	3
Special Note Regarding Forward-Looking Statements	8
Use of Proceeds	8
Dilution	9
Capitalization	9
Determination of Offering Price	9
Selling Security Holders	9
Plan of Distribution	10
Legal Proceedings	10
Management	10
Security Ownership of Certain Beneficial Owners and Management	11
Description of Securities	11
Certain U.S. Tax Consequences to Non-United States Persons	12
Dividend Policy	13
Transfer Agent and Registrar	13
Limitations on Transfer of Shares	13
Interest of Named Experts And Counsel	14
Description of Business	15
Management's Discussion and Analysis	17
Description of Property	18
Certain Relationships and Related Transactions	18
Executive Compensation	19
Additional Information	19
Index to Unaudited Financial Statements	F-1

ABOUT THIS OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this offering circular is accurate as of the date on the front cover of this offering circular only. Our business, financial conditions, results of operations and prospects may have changed since that date.

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this offering circular. Prospective investors should carefully consider the information disclosed under the "Risk Factors" heading and are urged to read this offering circular in its entirety.

Unless otherwise indicated, all references herein to (i) "we," "our," "our company" or "the Company" are references to Frontier Educational Systems, Inc., a Delaware corporation; (ii) "common stock" refers to our authorized and outstanding common stock, par value $0.0001 per share; and (iii) "fiscal year," "financial year" or "year" refers to our fiscal year ended December 31.

Frontier Educational Systems, Inc.

We are a development stage company. Our goal is to provide online tutoring services to the secondary educational market through the use of highly qualified tutors. We intend to use college graduates to tutor students in those areas where the tutor's have teaching experience. Our only activities have been the organization and initial capitalization of our company by its founders and the development of our preliminary business plan. We have not yet commenced commercial operations and have no employees.

Our business plan sets forth seven milestones for growing and building this business. These milestones include:

- Conducting a comprehensive market survey;
- Developing the internet technology through which our services will be provided;
- Hiring a marketing and sales staff;
- Establishing an appropriate office location to house computers and staff;
- Developing an advertising campaign;
- Implementing the advertising campaign; and
- Achieving revenues from operations.

We expect to continue to modify and refine our business plan throughout the performance of these milestones.

We were incorporated under the laws of the State of Delaware on May 9, 2001. Our principal executive offices are located at 750 Oakland Hills Circle, #206, Lake Mary, Florida, 32746, and our telephone number is (407) 694-3714.

The Offering

Common Stock Offered by Frontier Educational Systems, Inc.	250,000 shares
Price per share Offered [(1)]	$0.20
Common Stock Outstanding Prior to Offering	1,000,000 shares
Common Stock Outstanding After Offering Assuming 100% of the Offering is Sold	1,250,000 shares
Use of proceeds	We expect to use the net proceeds to implement our first milestone and determine the feasibility of our preliminary business plan to provide online tutoring services to the secondary educational market, and for other general business purposes. See **Use of Proceeds.**

(1) There is no established public trading market for the common stock being sold pursuant to this offering circular. We have arbitrarily determined the price of the shares in this offering. The offering price is not an indication of and is not based upon the actual value of our business. It bears no relationship to the book value, assets or earnings of the company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

SUMMARY FINANCIAL INFORMATION

The following summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited financial statements and related notes thereto included elsewhere in this offering circular. The proforma balance sheet data as of December 31, 2001 reflects the sale of 250,000 shares of our common stock in this offering, after deduction of the estimated offering expenses. Our historical results are not necessarily indicative of future results.

Statement of Operations Data	**Year Ended December 31, 2001**
Total Sales Revenue	$ 0
Cost of Sales	0
Selling Expenses	0
Legal and Organizational Expenses	25,743
Interest Expense	0
Net Loss	$(25,743)

Balance Sheet Data

Cash and Cash Equivalents	$47,585
Working Capital	21,857
Total Assets	47,585
Current Liabilities	25,728
Total Stockholders' Equity	$21,857

RISK FACTORS

An investment in our common stock involves a high degree of risk. Accordingly, each prospective purchaser should carefully read this offering circular in its entirety and should consider the following risks and speculative features inherent in and affecting this offering and our business. An investment in the common stock should be made only by persons who can afford an investment involving such risks and who are able to sustain a loss of their entire investment.

Risks Specific to Our Company

Because we have a limited operating history, there is limited information upon which to base an investment decision.

The company was incorporated on May 9, 2001. We are in the initial stages of implementing of our business plan and validating our preliminary market assumptions. We have no operating history on which to evaluate the probability of our future success. The first commercial versions of our software tools will not be designed until our market survey is completed. As the result of our limited operating history, we have limited meaningful historical financial data that can be used in evaluating our business and prospects and in projecting future operating results.

We have a history of operating losses and cannot guarantee that we will ever be profitable.

As noted in the unaudited financial statements included elsewhere herein, we have experienced significant operating losses and an accumulated deficit that raise doubt about our ability to continue as a going concern. To date, we have not been profitable. We may never be profitable or, if we become profitable, we may be unable to sustain profitability. We have incurred a cumulative net loss of $(25,743) in fiscal year ending December 31, 2001. As of December 31, 2001, our accumulated deficit was $(25,743).

We are still evaluating the feasibility of our preliminary business plan. We expect to incur significant sales and marketing, research and development, and general and administrative expenses during this evaluation period. Our limited operating history makes predicting our future operating results, including operating expenses, difficult. We have not yet produced any revenues and may never succeed in doing so. We are conducting this offering to raise the cash for working capital in the future and marketing research. To the extent we are unable to raise sufficient cash from this offering, our business, operations and financial condition will be materially adversely affected.

There are doubts about our ability to continue as a going concern.

We are in the development stage, have generated no revenues since inception and expect to continue to incur losses during at least the next 12 months. We do not anticipate having sufficient cash on hand or available through currently identifiable sources to fund our operations without raising additional capital. Accordingly, there is substantial doubt about our ability to continue as a going concern.

We will need to raise additional capital that might not be available on acceptable terms, if at all.

We expect that the net proceeds from this offering and our current cash and cash equivalents will adequately meet our cash flow requirements for only the next six months. Our cash flow from operations and the cash reserves that result from our projected financial results will not be adequate to sustain our business operations, we may need to raise additional funds and we cannot be certain that we will be able to obtain the required financing on favorable terms, or at all. If we are unable to raise adequate capital to provide such needs, our business could be seriously harmed. If we have to use additional stock offerings as a means to raise funds, the stock of existing stockholders will be diluted. If we are unable to raise additional funds, we may have to reduce operations significantly.

Market competition among our existing and potential competitors may adversely affect our business.

We will be competing against many colleges and universities, as well as education software vendors, to provide distance learning and tutorial educational products. Most of these competitors are substantially larger than us with greater resources available to develop and promote their products and services. Our existing and potential competitors may develop superior software tools that achieve greater market acceptance than our products. We cannot assure you that we will be able to compete successfully or that competitive pressures will not adversely affect our business. The market for software solutions is large and very attractive to other educational software and service companies. The relatively low barriers to entry and the intense competition caused by many entrants to the industry will likely result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business.

Our sales and marketing strategy has not been tested and may not result in success.

Our sales and marketing strategies have not yet been completely refined. Sales and marketing efforts in this industry have been largely untested in the marketplace, and may not result in sales of our products and services. To penetrate our market, we will have to exert significant effort and incur significant costs to create awareness of, and demand for, our software tools and web site capabilities. We anticipate our cash-based costs for executing our sales and marketing strategy in 2002 will substantially exceed the amount to be raised from this offering, even assuming all the shares of our common stock offered are sold. Our failure to further develop our sales and marketing capabilities and successfully market our software tools could have a negative effect on our business.

We may be unable to hire, integrate or retain qualified personnel.

We expect that we will need to hire additional personnel in all areas in 2002. Competition for personnel in the Internet and software industries is intense. We may not be able to attract, integrate or retain qualified employees in the future. If we do not succeed in attracting new personnel or integrating, retaining and motivating our current personnel, our business could be harmed.

Voting control of single stockholder.

In the aggregate, Dyron M. Watford, our president, will own approximately 80% of our issued and outstanding shares of common stock after the completion of this offering. Therefore, Mr. Watford will have the power to control our business policies and affairs to determine the outcome of any matter submitted to a vote of our stockholders, including without limitation, the election of directors and the approval of mergers or other business combinations transactions or changes in control of the Company. See **Security Ownership of Certain Beneficial Owners and Management.**

Our management is part-time and inexperienced in managing a public company.

Mr. Watford is serving as our sole officer and director. He will only be devoting a portion of his time and attention to these duties. We will be heavily dependent upon Mr. Watford's entrepreneurial skills and experience to implement our business plan. We may, from time to time, find that his inability to devote his full time and attention to our affairs will result in delays in progress towards the implementation of our business plan or in a failure to implement our plan at all. Further, we do not have an employment agreement with Mr. Watford. There can be no assurance that he will continue to manage our affairs in the future. The loss of Mr. Watford's services would be difficult to replace and would have a material, adverse effect on our business.

Although Mr. Watford is our sole officer and director, he has not had any previous experience managing a public company or a large operating company. There can be no assurance that he will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations. Mr. Watford may not be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services. Any inability to manage growth effectively could have a material adverse effect on our future success. See **Management and Description of Business – Employees.**

Risks Specific To Our Industry

Growth and acceptance of distance learning market.

The distance learning market is in an early stage and may not continue to develop. Through discussions with educational institutions and educators, we understand that some academics and educators could be opposed to distance learning in principle. They also have expressed concerns regarding the perceived loss of control over the education process that can result from the outsourcing of classrooms and courses. The growth and development of the market for distributed learning has resulted in some concerns from the academic community about the protection of intellectual property associated with course content, which may impose additional burdens on companies offering online learning. We are unaware of any legal action resulting from course content being delivered over the Internet. The adoption of any additional laws or regulations may impair the growth of online learning, which could have a material adverse effect on our business and financial results.

Our business is affected by changes in technology.

The market for our products and services is characterized by rapid technological change, changes in customer demands and evolving industry standards. The introduction of services embodying new technologies and the emergence of new industry standards can render existing services obsolete and unmarketable. To succeed, we will need to address the increasingly sophisticated needs of the distance learning market by improving our software and services to keep pace with technological developments, emerging industry standards and customer requirements. We may not be able to do so successfully.

Our future success will depend on the Internet's ability to accommodate growth.

Our success depends upon the maintenance of the Internet's infrastructure with the necessary speed, data capacity and security to allow the delivery of products and services online. The recent growth in the use of the Internet has caused frequent periods of performance degradation. Any failure in performance or reliability of the Internet could adversely affect our ability to provide our products and, consequently, hurt our operating results. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not continue to support the demands placed on it and, as a result, the performance or reliability of the Internet may be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise. While no previous outages or delays have materially affected our operations, the relatively complex and unproven technology that makes up the Internet infrastructure poses a risk of material outages or delays that could adversely affect the ability of our customers to use our trading systems. In addition, the Internet could lose its viability as a form of media due to delays in the development or adoption of new standards and protocols that can handle increased levels of activity. The infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium may not be developed or maintained.

Internet security poses risks to our entire business.

The offering of distance learning products and services over the Internet involves the transmission and analysis of confidential and proprietary information of our clients, as well as our own confidential and proprietary information. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations, as well as the operations of the merchant. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. Concerns over the security of the Internet and other e-commerce transactions and the privacy of consumers and merchants may also inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. To the extent that our activities or the activities of others involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches. The compromise of our security or misappropriation of proprietary information could harm our business.

Regulatory and legal uncertainties surround the development of the Internet.

We are not currently subject to direct regulation by any government agency other than laws or regulations applicable to businesses generally and to e-commerce businesses directly. However, due to the increasing popularity and use of the Internet and other online services, federal, state, and local governments as well as foreign governments, may adopt laws and regulations, or amend existing laws and regulations, with respect to the Internet or other online services covering issues such as user privacy, pricing, sales tax, content, copyrights, distribution, and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business, or otherwise have a negative effect on our business. Furthermore, the growth and development of the market for online tutoring and distance learning may prompt calls for more stringent consumer protection laws to impose additional burdens on companies conducting business over the Internet.

The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and other Internet activities. In October 1998, the Internet Tax Freedom Act was signed into law, placing a three-year moratorium on new state and local taxes on e-commerce. However, it is possible that future laws imposing taxes or other regulations on e-commerce could substantially impair the growth of e-commerce and as a result have a negative effect on our business.

Risks Specific To This Offering

There has been no prior public market for our common stock so the trading price may be less than the offering price.

There has been no public market for the common stock, and we cannot assure you that an active public market will develop. The offering price for the common stock was determined arbitrarily by us. The offering price is not necessarily indicative of the book value, assets or earnings of the Company, the market price of the common stock after the offering, which price may fall below the offering price or any other recognized criteria of value. We cannot assure you that if a trading market develops in the common stock, that the common stock will trade at prices in excess of the offering price at any time after the date of this prospectus.

Our management will retain broad discretion in the use of proceeds from this offering and may use the proceeds in ways that may not increase our operating results or market value.

We intend to use all of the net proceeds from this offering to carryout the activities required by our first milestone, to determine the feasibility of our current business plan and for working capital and other general corporate purposes. We have not designated any specific use for any specific portion of the net proceeds. Therefore, our management will retain significant flexibility in applying the net proceeds of this offering and may use the proceeds in ways in which you do not agree. Until the proceeds are needed, we plan to invest them in investment-grade, interest-bearing securities. The failure of our management to apply such funds effectively could harm our business.

You are unlikely to receive dividends for the foreseeable future.

We have not paid any dividends on our common stock and we do not intend to declare and pay any dividends on our common stock. Earnings, if any, are expected to be retained by us to finance and expand our business.

Because we do not intend to pay any dividends, stockholders must rely on stock appreciation for any return on their investment in our common stock.

No public market for our common stock exists.

Our common stock sold pursuant to this Offering Memorandum has been qualified with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and Regulation A promulgated thereunder and, as such, the common stock purchased in this offering will be freely tradable under the Federal securities laws. However, the common stock has not been registered in any states and may not be sold or otherwise transferred to persons who are residents of any state in which the common stock has not been registered unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

Following the offering, we will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, as amended. The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the Securities Exchange Act which require that before broker-dealers can make a market in our common stock and thereafter as they continue making the market we must provide these broker-dealers with current information about the company. We presently have formulated no specific plans to distribute current information to broker-dealers and probably will only do so if there appears otherwise to be adequate interest in making a market in our securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the offering and the nature of our company as a "non-reporting" issuer, there is virtually no likelihood that a regular trading market will develop in the near term, if at all, or if developed it will be sustained. Accordingly, an investment in our common stock should be considered highly illiquid.

If in the future we exceed $10 million in assets and more than 500 stockholders, then we would have to register as a reporting issuer under Rule 12(g) of the Securities Exchange Act. In the alternative, if we register on a national securities exchange, i.e., the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market System or qualify our common stock for trading on the NASD Over-The-Counter Bulletin Board, then we would have to register as a reporting issuer under Rule 12(b). In either event, we would thereafter become subject to the continuing reporting requirements of the Securities Exchange Act.

Our stock will initially be deemed "penny stock" which may reduce trading activity in the secondary market.

The common stock is being offered at $0.20 per share of common stock. Our common stock will be subject to the penny stock rules and purchasers of the common stock may find it more difficult to sell their shares. Securities deemed "penny stocks" are subject to additional informational requirements in connection with any trades made in the penny stock. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

Some provisions of our certificate of incorporation and by-laws may deter our acquisition.

Some of the provisions of our certificate of incorporation, our by-laws and the laws of the State of Delaware could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. See **Description of Securities**.

Restrictions on transferability of shares.

The shares offered pursuant to this offering circular will be subject to a five year "lock-up" whereby investors will be prohibited from selling, offering, transferring, assigning, hypothecating or otherwise disposing of their shares for up to eighteen months from the effective date of our offering statement without the approval of both the Company and any underwriters managing such in offering. Our current officers, directors and stockholders are not bound by such a restriction. As a result, investors may be prevented from selling their shares during times where they could realize gains or for the purpose of limiting their losses on the investment in the Company's shares.

If the preliminary business plan does not prove to be economically feasible, and we do not otherwise have a specific business plan or purpose, we would be considered a "blank check company", which could limit an investor's ability to sell its stock, thereby decreasing the value of the stock. A "blank check company" is subject to Rule 419 of the Securities Act. Pursuant to Rule 419, all funds raised by and securities issued in connection with a public offering by a blank check company must be held in escrow, and any such securities may not be transferred. Many states have also enacted statutes, rules and regulations limiting the sale of securities of blank check companies within their respective jurisdictions. As a result, we would have great difficulty raising additional capital. In addition, there would be a limited public market, if any, for resale of the shares of our common stock issued in this offering. See **Limitations on Transfer of Shares**.

Investors will experience immediate and substantial dilution.

The offering price of the common stock on a per share basis is substantially higher than the proforma net tangible book value of each outstanding share of common stock. A purchaser of the common stock will incur immediate and substantial dilution of about $0.18 per share, or 91% of such purchaser's investment in the common stock at an offering price of $0.20 per share, in that the net tangible book value of a share of common stock after the offering will be approximately $0.02 per share.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking information. In some cases, you can identify forward-looking statements by phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty" as well as by terminology such as "may," "will," "should," "expects," "intends," "plans," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "could," "might," "likely," "enable," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these terms or other comparable terminology. These statements generally constitute statements of expectation, intent and anticipation and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "**Risk Factors**." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate the net proceeds from this offering, assuming we are successful in selling all 250,000 shares of our common stock pursuant to this offering circular, at an assumed initial public offering price of $0.20 per share will be $27,500, after deducting our estimated expenses related to this offering. We expect to use the net proceeds for general corporate purposes, including working capital, organizational purposes and marketing research to determine the feasibility of our preliminary business plan.

Prior to actual expenditure for the various allocations, all proceeds will be invested short-term in money market instruments. There is no maximum number of shares that must be sold in this offering. No escrow account has been established and all subscription funds will be paid directly to us. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

We continually evaluate other business opportunities that may be available to us, whether in the form of assets, acquisitions or business combinations. We may use a portion of the proceeds for these purposes. We are not currently a party to any contracts, letters of intent, commitments or agreements and we are not currently engaged in active negotiations with respect to any acquisitions or business combinations.

DILUTION

We were initially capitalized by a sale of common stock to our founder. The following table sets forth the difference between our founder and purchasers of the common stock in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes all of the shares and common stock offered hereby are sold.

	Shares Issued		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Founder	1,000,000	80.00%	$ 100	0.002%	$ 0.0001
New investors	250,000	20.00%	50,000	99.998%	0.20
Total	1,250,000	100.00%	$50,100	100.00%	$ 0.04

CAPITALIZATION

The following table shows the capitalization of the Company as of December 31, 2001, on an actual basis and on an as adjusted proforma basis giving effect to the offering if, of the shares offered, all, 75 percent, 50 percent and 25 percent are sold. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares outstanding.

		Proforma (Unaudited)			
	Actual	250,000 Shares (100%) Sold	187,500 Shares (75%) Sold	125,000 Shares (50%) Sold	62,500 Shares (25%) Sold
Offering Price	$ 0.20	$ 0.20	$0.20	$ 0.20	$ 0.20
Net tangible book value per share as of December 31, 2001 after giving effect to the offering	$(0.026)	$0.017	$0.008	$(0.003)	$(0.015)
Increase per share attributable to new investors	$ 0.00	$0.043	$0.034	$ 0.023	$ 0.011
Per share dilution to new investors	-	$0.183	$0.192	$ 0.20	$ 0.20
Percent dilution per share to new investors	-	91%	96%	100%	100%

DETERMINATION OF OFFERING PRICE

We arbitrarily determined the price of the shares of our common stock in this offering. The offering price is not an indication of and is not based upon the actual value of our business. It bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

SELLING SECURITY HOLDERS

There are no selling security holders.

PLAN OF DISTRIBUTION

We will sell a maximum of 250,000 shares of our common stock to the public, accredited investors only, on a "best efforts" basis. There can be no assurance that any of these shares will be sold. The offering will begin on the date of this offering circular and continue for up to twelve months or until all of the shares offered are sold or such earlier date as we may choose.

We will offer and sell our common stock through our sole officer and director, Dyron M. Watford, pursuant to and in compliance with Rule 3a4-1 of the Exchange Act. There are currently no plans to conduct any general solicitation in conjunction with this offering (other than the filing of this Offering Statement). All sales will be made in compliance with the securities laws of local jurisdictions. No commissions or other fees will be paid, directly or indirectly, by us, or any of our principals, to any person or firm in connection with solicitation of sales of the common stock.

No public market currently exists for our common stock. There can be no guarantees that a public market will ever develop for our shares. There is no minimum number of shares of common stock that might be sold in this offering. There are no arrangements to return funds to subscribers in the event that subscriptions are not received for all of the common stock offered. No escrow account has been established and all subscription funds will be paid directly to us.

To subscribe for shares, each prospective investor must complete, date, execute and deliver to us a subscription agreement and have paid the purchase price of the shares subscribed for by wire transfer or by check payable to "Frontier Educational Systems, Inc."

We reserve the right to reject any subscription agreement in its entirety or to allocate shares among prospective investors. If any subscription is rejected, funds received by us for such subscription will be returned to the subscriber without interest or deduction.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding or litigation. In addition, none of our property is the subject of a pending legal proceeding. Further, Mr. Watford, the sole officer and director of the company, knows of no legal proceedings against us or our property contemplated by any governmental authority.

MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers:

Name	Age	Position
Dyron M. Watford	26	President, Chief Financial Officer, Director

In May 2001, Mr. Watford was elected as the sole officer and director of Frontier Educational Systems, Inc., of which he is the founder and sole stockholder. He will serve until the first annual meeting of our stockholders' when his successors shall be elected. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement.

Beginning in August 2000, Mr. Watford has been the president, sole stockholder and director of Sirus Capital Corp, Inc., a consulting company providing financial services to existing and emerging private and public companies. Beginning in December 1998, Mr. Watford was an auditor for Arthur Andersen, LLP. Mr. Watford's completed his Master of Business Administration degree from the University of Central Florida in December 1998. From 1997 to 1998, Mr. Watford worked at the CPA firm of DeArrigoitia & Company as a staff accountant. During the period from 1996 to 1997, while attending Florida Southern College, Mr. Watford worked as a Staff Accountant for a building contractor, Superior Paving, located in Lakeland, Florida.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2001, our outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by us to own beneficially, more than 5% of its common stock, and the stockholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.

Name	Shares Owned	Percentage of Shares Owned Before Offering	Percentage of Shares Owned After Offering (1)
Dyron M. Watford... President, Chief Financial Officer, Director 750 Oakland Hills Circle, #206 Lake Mary, Florida 32746	1,000,000	100%	80%
All executive officers & directors as a group (one person)..	1,000,000	100%	80%

(1) Assumes all 250,000 shares of common stock offered for sale by this offering statement are sold.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, of which 1,000,000 shares were issued and outstanding as of the date of this offering circular. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners of those shares at meetings of the stockholders.

The holders of common stock (i) have equal rights to dividends from funds legally available for the payment of dividends, when, as and if declared by our board of directors; (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

All shares of common stock, which are the subject of this offering, when issued, will be fully paid for and non-assessable, with no personal liability attaching to their ownership. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of our directors if they so choose and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the board of directors from funds legally available for that purpose. No holder of any shares of common stock has any pre-emptive right to subscribe for any of our securities. Upon dissolution, liquidation or winding up of our company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and nonassessable.

Each shareholder of common stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to stockholders. The stockholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting in the election of directors will be able to elect all the directors if they choose to do so.

CERTAIN U.S. TAX CONSEQUENCES TO NON-UNITED STATES PERSONS

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our common stock by a person that, for United States federal income tax purposes, is not a U.S. person. For purposes of this section, a U.S. person means a citizen or resident of the United States (including certain former citizens and former long-term residents), a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (1) a United States court is able to exercise primary supervision over the trust's administration and (2) one or more U.S. persons have the authority to control all of the trust's substantial decisions. The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. person's tax position. Accordingly, each non-U.S. person is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of the common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

Dividends

Dividends paid to a holder of the common stock who is not a U.S. person ordinarily will be subject to withholding of United States federal income tax at a 30 percent rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above, provided the appropriate certification is provided to the payor, and instead will be subject to United States federal income tax on a net income basis.

Gain on Disposition of Common Stock

A holder who is not a U.S. person generally will not be subject to United States federal income tax in respect of gain realized on a disposition of the common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. person in the United States, (b) in the case of a non-U.S. person who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met, and (c) the Company is not at the time of disposition, and has not been during certain periods preceding the disposition, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as being owned by a non-U.S. person at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

United States Information Reporting Requirements and Backup Withholding Tax

United States information reporting requirements and backup withholding tax generally will not apply to dividends paid on the common stock to a non-U.S. person at an address outside the United States, except that with regard to payments made after December 31, 1999, a non-U.S. person will be entitled to such an exemption only if it provides a Form W-8, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. person or otherwise establishes an exemption. As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of the common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements, but not backup withholding, will apply to a payment of the proceeds of a sale of the common stock effected outside the United States by a foreign office of a broker if the broker: (i) is a U.S. person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more owned by U.S. persons or is engaged in the conduct of a United States trade or business, unless the broker has documentary evidence in its records that the holder is a non-U.S. person and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of the common stock will be subject to both backup withholding tax at a rate of 31 percent and information reporting unless the holder certifies its non-U.S. person status under penalties of perjury or otherwise establishes an exemption.

Investors should seek their own tax and legal advice with respect to the specific tax and other obligations they may have if they choose to acquire our shares pursuant to this offering circular.

DIVIDEND POLICY

We have not declared any dividends since inception, and have no present intention of paying any cash dividends on our common stock in the foreseeable future. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

TRANSFER AGENT AND REGISTRAR

Currently, we are acting as our own transfer agent and registrar for our common stock.

LIMITATIONS ON TRANSFER OF SHARES

The Shares offered hereby have been qualified with the Commission pursuant to the Securities Act of 1933, as amended, and Regulation A promulgated there under and, and, as such, the shares of common stock purchased in the offering will be freely tradable under the Federal Securities laws. However, the shares have not been registered in any states and may not be sold or otherwise transferred to persons who are residents of any state in which the common stock has not been registered unless it is subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

Prior to the offering, there has been no public trading market for our common stock. Our long-term plan is to provide liquidity to our stockholders by developing a public market for our common stock. There are a variety of ways to accomplish this and no decision has been made as to how or when to implement this long-range plan. Methods to increase stockholder liquidity could include, among other things, a public offering of our securities and subsequent listing on a national securities exchange, the filing of a Form 10-SB with the Securities and Exchange Commission followed by an application for trading on the over the counter bulletin board or by soliciting securities brokers to become market-markers of our shares and to file for a manual listing exemption for secondary trading of our securities in certain jurisdictions where the Standard & Poor's Market Access program is recognized. However, to date, we have not implemented any such plan, nor do we have any immediate plans to do so.

Following the offering, we will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 as amended. The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c-211 of the Securities Exchange Act of 1934, as amended, which require that before broker-dealers can make a market in our securities and thereafter as they continue making the market we must provide these broker-dealers with current information about us. We presently have formulated no specific plans to distribute current information to broker-dealers and probably will only do so if there appears otherwise to be adequate interest in making a market in our securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the offering and the nature of the Company as a "non-reporting" issuer, there is virtually no likelihood that a regular trading market will develop in the near term, if at all, or that if developed it will be sustained. In that event, we may choose to attempt to have our shares qualified for trading on the Pink Sheets. Accordingly, an investment in our common stock should be considered highly illiquid.

If in the future we exceed $10 million in assets, we would have to register under Rule 12(g) of the Securities Exchange Act of 1934, as amended. In the alternative, if we register on a national securities exchange, i.e., the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market System, or qualify our common stock for trading on the NASD Over-The-Counter Bulletin Board, then we would have to register as a reporting issuer under Rule 12(b). In such event, we are prepared to register as a reporting company and thereafter to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended.

Additionally, the shares offered pursuant to this offering circular will be subject to a five year "lock-up" whereby investors will be prohibited from selling, offering, transferring, assigning, hypothecating or otherwise disposing of their shares for up to eighteen months from the effective date of our offering statement without the approval of both the Company and any underwriters managing such in offering. Our current officers, directors and stockholders are not bound by such a restriction. As a result, investors may be prevented from selling their shares during times where they could realize gains or for the purpose of limiting their losses on the investment in the Company's shares.

INTEREST OF NAMED EXPERTS AND COUNSEL

Greenberg Traurig, P.A. was not employed on a contingent basis in connection with the registration or offering of our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that we will indemnify our officers and directors to the full extent permitted by Delaware state law. Our bylaws provide that we will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the forgoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended and is, therefore, unenforceable.

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DESCRIPTION OF BUSINESS

General

Frontier Educational Systems, Inc. was incorporated under the laws of the State of Delaware on May 9, 2001, and is in an early developmental stage. To date, our only activities have been organizational, raising our initial capital and developing our business plan. We have not commenced commercial operations. We have no full time employees and own no real estate.

Our preliminary business plan is to determine the feasibility of providing online tutoring services to the secondary educational market. We plan to use tutors that are college graduates with teaching experience in the field in which they will tutor. We plan to implement our business plan by achieving the following milestones:

- **Milestone 1: Market Survey**. In order to determine the feasibility of our business plan, we intend to conduct research into the various segments in potential target markets. The market analysis research will likely consist of a direct marketing survey mailed to 500-750 parents, guardians, or primary care providers of students in the target market (secondary education). The survey would likely contain questions, which would determine the marketing approach and acceptability of specific products. The survey may take approximately eight to ten weeks. The cost of the survey is estimated to range from $8,000-$10,000, which would be paid for out of the proceeds of this offering.

- **Milestone 2: Develop the Technology**. Should we determine, through the market analysis research listed above, that providing tutoring services to the secondary education market via the Internet is feasible, we intend to develop the technology that will deliver the product to the end consumer. We are unaware if the technology required will be available for purchase or will have to be custom built to deliver our product. We anticipate the purchase or development of this technology could take six to nine months to complete at an estimated cost of $150,000 to $200,000.

- **Milestone 3: Hire a Marketing and Sales Staff**. Should we determine that providing tutoring services to the secondary education market via the Internet is feasible and be able to fully develop the technology required to deliver the product, we believe that a full-time employee may need to be hired. We expect to hire one marketing staffer during our first year of operation. The hiring process would include running advertisements in the local newspaper and conducting interviews. It is anticipated that hiring of marketing staff may take four to eight weeks. The cost of hiring marketing staff, not including compensation, is estimated at $20,000. If the marketing of our products is successful, the Company expects to hire sales staff to tutor the students. The Company expects to hire 3 salespeople on a part-time basis if the marketing process creates demand for our services. The cost of hiring salespeople, not including compensation, is estimated at $20,000.

- **Milestone 4: Establish an Office**. We expect to establish an office or offices for the sales force in the appropriate market or markets. This may include an office, equipment such as computers and telephones. It is anticipated that we may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rental, equipment and inventory samples is estimated to be $60,000 per year.

- **Milestone 5: Development of Advertising Campaign**. The next milestone is the development of an advertising campaign. This may include establishing a list of prospects based on potential clients identified in the market survey and designing and printing sales materials. In addition, in an attempt to build a list of potential clients, we anticipate the purchase of databases that match the criteria for potential clients and contacting that list with marketing materials via the Internet or direct mail. It is anticipated that it may take approximately six to ten weeks to develop the advertising campaign. The cost of developing the campaign is estimated at approximately $50,000 per year.

- **Milestone 6: Implementation of Advertising Campaign**. Implementation of the advertising campaign would likely begin with the mailing of marketing materials to the identified list of prospects. In addition, approximately two to four weeks thereafter, the salespeople would likely begin telephone follow-ups and scheduling of tutoring. Although it will be necessary to make marketing/sales calls throughout the life of the company, it is estimated that the first round of calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for one marketing staff is estimated at $85,000 per year.

- **Milestone 7: Achieve Revenues**. It is difficult to quantify how long it will take to convert a sales/marketing lead into actual sales and revenues. We will be unable to begin receiving orders until our marketing staff can convince potential clients to use such services. We hope that clients would begin requesting tutoring services within weeks of the receipt of marketing materials, but we cannot predict that event.

Moreover, customers may not be willing to pay for such products over the Internet which may result in the use of clients buying on account, which would delay receipt of revenues another month or two. Assuming we have received all necessary approvals to begin raising funds by May 2002, and assuming an offering period of approximately one month, in a best-case scenario, we may receive our first revenues as early as October 2003. However, a more realistic estimate of first revenues would be December 2003 or later.

As discussed more fully in the Management's Discussion and Analysis - Liquidity and Capital Resources section, the expenses of implementing the preliminary business plan will likely exceed the funds raised by this offering. We will have to obtain additional financing through an offering or through capital contributions by our stockholders. No commitments to provide additional funds have been made by management or our current stockholder. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to us or at all.

Competition

Our competitors can be divided into several groups including:

- traditional educational programs such as tutors provided by the public school system or other traditional educational providers;
- other online tutors that provide similar services;
- tutoring and other educational software designed in assisting students with problem learning areas.

Many of our potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, a competitor may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases. Competitors may adopt aggressive pricing or other policies along with devoting substantially more resources to website and systems development than we can. This may result in reduced operating margins, loss of market share, significantly reduced revenues, and unprofitability.

We believe that the principal competitive factors in its market are:

- ability to attract and retain customers;
- breadth of product selection;
- product pricing;
- ability to customize educational products and services; and
- quality and responsiveness of customer service.

We believe that we will be able to compete favorably on these factors. However, we will have no control over how successful our competitors are in addressing these factors. In addition, with little difficulty, competitors may be able to duplicate products or services offered on our website.

We hope to attract and retain consumers through the following key attributes of its business:

- Broad Expandable Product Services. We predict that its product selection will be substantially larger than that offered by other traditional tutoring services due to the ability to attract highly qualified tutors.
- Access to Personalized Programs. An online tutor can provide personalized programs for students while providing help on a one-to-one basis.

Regulatory Environment

Laws and regulations governing Internet services, related communications services and information technologies and electronic commerce are beginning to emerge but remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications, and taxation, apply to the Internet and to related services such as ours. Uncertainty and new laws and regulations, as well as the application of existing laws to the Internet, in our markets could limit our ability to operate in these markets, expose us to compliance costs and substantial liability and result in costly and time consuming litigation. The international nature of the Internet and the possibility that we may be subject to conflicting laws of, or the exercise of jurisdiction by, different countries may make it difficult or impossible to comply with all the laws that may govern our activities. Furthermore, the laws and regulations relating to the liability of online service providers for information carried on or disseminated through their networks is currently unsettled.

Employees

We are in the development stage and currently have no employees. We are currently managed by Dyron M. Watford, our sole officer and director. We look to Mr. Watford for his entrepreneurial skills and talents. Management plans to use consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future. We may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire stock in our Company, which would dilute the ownership interest of holders of existing shares of our common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this offering circular.

Results of Operations

During the period from May 9, 2001 through December 31, 2001, and for the period then ended, we have not engaged in significant operations other than organizational activities and preparation for offering of its securities under an exemption listed by the Securities Act of 1933, as amended. We have received no revenues during this period.

For the current fiscal year, we will incur a loss as a result of organizational expenses, expenses associated with this offering under the Securities Act of 1933, as amended and expenses associated with setting up a company structure to begin implementing its business plan. We anticipate that until these procedures are completed, we will not generate revenues, and may continue to operate at a loss thereafter, depending upon the performance of the business.

Our preliminary business plan is to determine the feasibility of providing online tutoring services to students in the secondary educational market.

Liquidity and Capital Resources

We remain in the development stage and, since inception, have experienced no significant change in liquidity or capital resources or stockholders' equity. Consequently, our balance sheet as of December 31, 2001 reflects total assets of $85.

Our preliminary business plan is to determine the feasibility of providing online tutoring services to students in the secondary educational market and to develop the technology necessary to provide such services. If that preliminary business plan is feasible, we intend to employ a sales and marketing staff that actively promote the educational tutoring services provided by the company. These professionals would sell the services to customers via the Internet.

In order to determine the feasibility of our preliminary business plan, we plan, during the next six to twelve months, to conduct research into these various potential target markets and begin the development or identification of the technology required. Should we determine that the preliminary business plan is feasible and the necessary technology is economically available or developable, then, we will move forward with the acquisition and development of the technology. Thereafter, we will engage salespeople to market the products. Based on preliminary estimations, we believe that during our first operational year, we will need a capital infusion of approximately $445,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of the development or acquisition of the technology required to deliver the product or services, advertising, hiring and paying of sales/marketing staff, and administrative expenses. In addition, we will need approximately $50,000 in the event we determine that our market will not pay in advance and we will have to extend credit. These expenses, estimated above to be approximately $495,000, will exceed the funds raised by this offering. For our business to continue to develop and operate it will then be necessary to obtain additional financing through an offering of debt or equity to investors or financiers or by capital contributions by our current stockholder. If we fail to obtain additional financing for any reason, then it is highly likely our business will fail and your entire investment will be lost.

We are conducting this offering, in part, because we believe that an early offering of our equity securities will minimize some of the impediments to capital formation that otherwise exist. By having an offering statement in place, we believe we will be in a better position, either to conduct a future public offering of our securities or to undertake a private placement with registration rights, than if we were a completely private company. Offering its shares will help minimize the liquidity discounts we may otherwise have to take in a future private placement of its equity securities. We believe that the cost of offering our securities will be more than offset by avoiding deep liquidity discounts in future sales of securities. No specific private investors have been identified, but our management has general knowledge of an investor class interested in investing in companies that can demonstrate a clear path to an early liquidity event.

In addition, we may engage in a combination with another business. We cannot predict the extent to which our liquidity and capital resources will be diminished prior to the consummation of a business combination or whether our capital will be further depleted by the operating losses (if any) of the business entity with which we may eventually combine. We are not currently engaged in discussions concerning potential business combinations and are not currently engaged in active negotiations with respect to any acquisition.

DESCRIPTION OF PROPERTY

Currently, operations are conducted in the residence of our officer and director, Dyron M. Watford. We do not believe that we will need to obtain additional office space until the execution of its business plan is more fully implemented.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No director, executive officer or nominee for election as a director of the Company, and no owner of five percent or more of the outstanding shares of the Company or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000.

EXECUTIVE COMPENSATION

No officer or director has received any remuneration from us. Although there is no current plan in existence, it is possible that we will adopt a plan to pay or accrue compensation to its officers and directors for services related to the implementation of our business plan. We have no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. We have no employment contract or compensatory plan or arrangement with the executive officer of the Company. The director currently does not receive any cash compensation the Company for his service as a member of the board of directors. There is no compensation committee, and no compensation policies have been adopted. See **Certain Relationships and Related Transactions**.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission an Offering Statement on Form 1-A under Regulation A of the Rules and Regulations under the Securities Act of 1933, as amended, in connection with this offering. This offering circular omits certain information contained in the Offering Statement and the exhibits attached thereto. You may read and copy all or any portion of the Offering Statement and its exhibits or other information we file at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after the payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on operation of the public reference rooms. As a result of this offering, we will not become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, nor will we file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO

UNAUDITED FINANCIAL STATEMENTS

OF

FRONTIER EDUCATIONAL SYSTEMS, INC.
(A Development Stage Company)

	Page
Unaudited Balance Sheet	F-2
Unaudited Statements of Operations	F-3
Unaudited Statements of Cash Flows	F-4
Unaudited Statements of Stockholders' Deficit	F-5
Notes to Financial Statements	F-6

FRONTIER EDUCATIONAL SYSTEMS, INC.
(A Development Stage Company)

UNAUDITED BALANCE SHEET

(expressed in U.S. dollars except per share data)

	December 31, 2001
ASSETS	
Cash	$ 85
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current Liabilities	
Accrued Expenses (Note 5)	25,050
Note payable (Note 6)	678
Stockholders' Deficit	
Common Stock, 100,000,000 common shares authorized with a par value of $.0001; 1,000,000 shares issued and outstanding	100
Additional Paid in Capital	-
Deficit Accumulated During the Development Stage	$(25,743)

(The accompanying notes are an integral part of the financial statements)

FRONTIER EDUCATIONAL SYSTEMS, INC.
(A Development Stage Company)

UNAUDITED STATEMENT OF OPERATIONS

(expressed in U.S. dollars except per share data)

	From Inception (May 9, 2001) to December 31, 2001	Deficit Accumulated from May 9, 2001(Inception) to December 31, 2001
Revenue	$ -	$ -
Expenses		
Legal and Organizational	$ 25,743	$ 25,743
Net Loss	$(25,743)	$(25,743)
Basic and Diluted Loss per share	($0.026)	($0.026)
Weighted-average number of common shares outstanding	1,000,000	1,000,000

(The accompanying notes are an integral part of the financial statements)

FRONTIER EDUCATIONAL SYSTEMS, INC.
(A Development Stage Company)

UNAUDITED STATEMENT OF CASH FLOWS

(expressed in U.S. dollars except per share data)

	From Inception (May 9, 2001) to December 31, 2001	Deficit Accumulated from May 9, 2001(Inception) to December 31, 2001
Cash Flows from Operating Activities		
Net Loss	$ (25,743)	$ (25,743)
Adjustments to Reconcile Net loss to net cash used by operating activities:		
Increase in Accounts Payable	25,050	25,050
Net Cash Used by Operating Activities	(693)	(693)
Cash Flows from Investing Activities		
Common Stock Purchased by Founder	100	100
Net Cash Provided by Investing Activities	100	100
Cash Flows from Financing Activities		
Proceeds from unsecured Note Payable (Note 6)	678	678
Net Cash provided by Financing Activities	678	678
Change in cash	85	85
Cash and Cash Equivalents, Beginning of Period	-	-
Cash and Cash Equivalents, End of Period	85	85
Non-Cash Financing Activities		
Supplemental Disclosures		
Interest paid	$ -	$ -
Income tax paid	$ -	$ -

(The accompanying notes are an integral part of the financial statements)

FRONTIER EDUCATIONAL SYSTEMS, INC.
(A Development Stage Company)

UNAUDITED STATEMENT OF STOCKHOLDERS' DEFICIT

(expressed in U.S. dollars except per share data)

	Common Stock		Additional		Deficit Accumulated During the Development
	Shares	Amount	Paid-in Capital	Total	State
Balance – May 9, 2001 (Date of Inception)	-	$ -	$ -	$ -	$ -
Stock Purchased by Sole Director and Founder for $0.0001 per share	1,000,000	100	-	-	-
Net loss for the period	-	-	-	$(25,743)	$(25,743)
Balance – December 31, 2001	1,000,000	$100	$ -	$(25,743)	$(25,643)

(The accompanying notes are an integral part of the financial statements)

FRONTIER EDUCATIONAL SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(expressed in U.S. dollars except per share data)

1. **Organization**

Frontier Educational Systems, Inc. herein (the "**Company**") was incorporated in the State of Delaware on May 9, 2001. The primary objective of the business is to determine the feasibility of providing online educational assistance to the secondary educational market through the use of highly qualified online tutors.

Development Stage Company

During the period from May 9, 2001(date of inception) to December 31, 2001, the Company has not generated significant operating revenues. Accordingly, these financial statements present the Company as a development stage enterprise, as defined in the Statement of Financial Accounting Standards ("**SFAS**") No. 7, Auditing and Reporting by Development Stage Enterprises.

In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

2. **Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2001, the Company has a working capital deficiency, an accumulated deficit, incurred losses since inception and has not been able to generate any significant revenues. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's ability to continue as a going concern is subject to the attainment of profitable operations or obtaining necessary funding from outside sources. Management is currently pursuing various funding sources, however, there can be no assurance they will be successful.

3. **Summary of Significant Accounting Policies**

Year-end

The Company's fiscal year end is December 31.

Cash and Cash Equivalents

Cash and cash equivalents consists of short-term, highly liquid investments with original maturity dates of 90 days or less. Cash equivalents are carried at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are provided on temporary differences that arise in the recording of transactions for financial and tax reporting purposes and result in deferred tax assets and liabilities. Deferred tax assets are reduced by an appropriate valuation allowance if it is management's judgment that part of the deferred tax asset will not be realized. Tax credits are accounted for as reductions of the current provision for income taxes in the year in which the related expenditures are incurred.

Recent Accounting Pronouncements

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start–Up Activities" ("**SOP 98-5**"). Pursuant to this statement, Frontier is required to expense all start-up costs related to new operations.

In March 2000, the Financial Accounting Standards Board ("**FASB**") issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25. This interpretation clarifies the application of APB Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998 but before the effective date. The adoption of this new accounting interpretation did not have a material impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. This statement is effective for all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill as well as certain other intangible assets determined to have an infinite life will no longer be amortized; instead, these assets will be reviewed for impairment on a periodic basis. This statement is effective for the Company for the first quarter in the fiscal year ended December 2002. The adoption of this new accounting standard will not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 further refines the requirements of SFAS No. 121 that companies (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The Company does not expect adoption of this statement to have a material impact on its financial position or results of operations.

4. **Deferred Income Taxes**

Frontier has a carry-forward loss for income tax purposes of $25,743 that may be offset against future taxable income for the period from inception (May 9, 2001) to December 31, 2001. The carry-forward loss expires in the year 2020. Due to the uncertainty regarding the success of future operations, Management has valued the deferred tax asset allowance at 100% of the related deferred tax assets. The deferred tax assets, liabilities and valuation allowances as of December 31, 2001 consist of the following:

	Unaudited 12/31/01
Deferred tax assets arising from net operating losses	$25,743
Less: Valuation allowance	(25,743)
Net deferred tax liabilities	0
Net Deferred Tax Asset	$ 0

The effective tax rate varies from the U.S. Federal statutory tax rate for the period ending December 31, 2001 (unaudited) due to the following:

	Unaudited 12/31/01
U.S. statutory tax rate	34%
State and local taxes	4%
Less: Valuation allowance	(38%)
Effective rate	0%

5. **Accrued Expenses**

Accrued expenses consisted of the following as of December 31, 2001 (Unaudited):

	Unaudited 12/31/01
Accrued Legal Fees for this Offering	$20,000
Accrued Consulting Fees	5,000
Accrued Franchise Taxes	50
Total accrued expenses	$25,050

6. **Note Payable And Related Party Transaction**

The note payable is unsecured, non-interest bearing and is repayable to Dyron M. Watford, the sole officer and director of the Company, upon the successful completion of an Initial Public Offering of the common stock of the Company and sale of all registered shares pursuant to such offering.

The Company's sole officer and director Dyron M. Watford prepared the Company's financial statements and the notes attached thereto. Mr. Watford cannot be considered independent in his preparation of the financial statements and therefore users of the financial statements should not rely on them as such.

7. **Subsequent Event**

The Company has filed Form 1-A Offering Statement with the U.S. Securities Exchange Commission. Once declared effective the Company will offer, on a best efforts basis, 250,000 common shares at $0.20 per share for cash proceeds of $50,000.

No dealer, salesman or other individual has been authorized to give any information or to make any representations not contained in this offering circular in connection with the offering covered by this offering circular. If given or made, such information or representations must not be relied upon as having been authorized by the company. This offering circular does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this offering circular or affairs of the company since the date hereof.

Table of Contents

	Page
Offering Circular Summary	1
Risk Factors	3
Special Note Regarding Forward-Looking Statements	8
Use of Proceeds	8
Dilution	9
Capitalization	9
Determination of Offering Price	9
Selling Security Holders	9
Plan of Distribution	10
Legal Proceedings	10
Management	10
Security Ownership of Certain Beneficial Owners and Management	11
Description of Securities	11
Certain U.S. Tax Consequences to Non-United States Persons	12
Dividend Policy	13
Transfer Agent and Registrar	13
Limitations on Transfer of Shares	13
Interest of Named Experts and Counsel	14
Description of Business	15
Management's Discussion and Analysis	17
Description of Property	18
Certain Relationships and Related Transactions	18
Executive Compensation	19
Additional Information	19
Index to Unaudited Financial Statements	F-1

250,000 Shares

FRONTIER EDUCATIONAL SYSTEMS, INC.

Common Stock

OFFERING CIRCULAR

_______________, 2002

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Mary, State of Florida, on the 9th day of April 2002.

FRONTIER EDUCATIONAL SYSTEMS, INC.

By: ______________________________
Dyron M. Watford
President, Chief Financial Officer and Sole Director

PART III - EXHIBITS

INDEX TO EXHIBITS

Items 1 and 2 Index and Description of Exhibits

Exhibit Number	Description	Sequential Page Numbers
2.1	Certificate of Incorporation of Frontier Educational Systems, Inc.	37
2.2	By-laws of Frontier Educational Systems, Inc.	38
4	Form of Subscription Agreement	47
11.1	Opinion of Greenberg Traurig, P.A.*	

* To be filed by Amendment

Exhibit 2.1

CERTIFICATE OF INCORPORATION
OF
FRONTIER EDUCATIONAL SYSTEMS, INC.

1. The name of the corporation (herein referred to as the "Corporation") is:

FRONTIER EDUCATIONAL SYSTEMS, INC.

2. The period of duration of the Corporation is perpetual.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of which the Corporation has authority to issue is 100,000,000 of common stock with .0001 par value per share.

5. The name and address information of the Registered Agent and Registered Office of the Corporation in the State of Delaware is:

National Registered Agents, Inc.
9 East Loockerman
Dover, Delaware 19901
In the county of Kent

6. The name and mailing address of the incorporator of the Corporation is as follows:

Nellie Akalp
30141 Agoura Road, Suite 205
Agoura Hills, California 91301

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 27th day of April, 2001.

/s/ "Nellie Akalp"

Nellie Akalp

Exhibit 2.2

BY - LAWS
of
Frontier Educational Systems, Inc.

OFFICES
ARTICLE I.

Section 1.
Office. The office of the corporation will be located at:

750 Oakland Hills Circle, #206
Lake Mary, Florida 32746

Section 2.
Additional Offices. The corporation may also have offices and places of business at such other places as the Board of Directors may from time to time determine or the business of the corporation may require.

MEETINGS OF SHAREHOLDERS
ARTICLE II.

Section 1.
Place of Meetings. The annual meeting of the shareholders for the election of directors and all special meetings of shareholders for that or for any other purpose may be held in such place within or without the State of Delaware as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.
Date of Annual Meetings. The annual meeting of shareholders shall be held on The second Tuesday in March of each year, if not a legal holiday, and if a legal holiday then on the next business day following, at which they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3.
Notice of Annual Meeting. Written notice of the annual meeting, the place, date and hour of the meeting shall be given personally or by mail to each shareholder entitled to vote thereat, not less than 10, nor more than 60 days prior to the meeting.

Section 4.
Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the Chairman of the Board, if any, the President or the Board of Directors, and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of shareholders owning at least 51 percent in amount of the shares of stock of the corporation issued and out-standing and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 5.
Notice of Special Meeting. Written notice of a special meeting of shareholders, stating the place, date and hour of the meeting, the purpose or purposes for which the meeting is called and at whose direction it is

being issued, shall be given personally by mail to each shareholder entitled to vote thereat, not less than 10 nor more than 60 days prior to the meeting.

Section 6.
Quorum. Except at otherwise provided by the Certificate of Incorporation, the holders of a majority of the shares of stock of the corporation issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite for and shall constitute a quorum at all meetings of the shareholders for the transaction of business. If, however, such quorum shall not be perfect or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business as may be transacted which might have been transacted at the meeting as originally noticed.

Section 7.
Presiding Officer; Order of Business. Meetings of the stockholders shall be presided over by the Chairman of the Board, or, if he or she is not present, by the Chief Executive Officer, or if he or she is not present, by the President, or if he or she is not present, by a Vice-President, or if neither the Chairman of the Board nor the Chief Executive Officer nor the President or a Vice-President is present, by a chairman to be chosen by a majority of the shareholders entitled to vote at the meeting who are present in person or by proxy. The Secretary of the Corporation, or, in his or her absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the shareholders present at the meeting shall choose any person present to act as secretary of the meeting.

The order of business shall be as follows:

- i. Call to order of meeting
- ii. Proof of notice of meeting
- iii. Reading of minutes of last previous annual meeting
- iv. Reports of officers
- v. Reports of committees
- vi. Election of directors
- vii. Miscellaneous business

Section 8.
Voting. At any meeting of the shareholders every shareholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such shareholder. Except as otherwise provided by law or the Certificate of Incorporation, each shareholder of record shall be entitled to one vote for every share of such stock standing in his name on the books of the corporation. All elections shall be determined by a plurality vote, and except as otherwise provided by law or the Certificate of Incorporation, all other matters shall be determined by vote of a majority of the shares present or represented at such meeting and voting on such questions.

Section 9.
Proxies. Every proxy must be executed in writing by the shareholder or by his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date of its execution unless it shall have specified therein its duration. Every proxy shall be revocable at the pleasure of the person executing it or of his personal representatives or assigns, except in those cases where an irrevocable proxy is permitted by law.

Section 10.
Consents. Whenever by any provision of statute or of the Certificate of Incorporation or of these by-laws, the vote of shareholders at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of shareholders may be dispensed with, if all the shareholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken.

Section 11.
List of Shareholders. A complete list of the shareholders of the Corporation entitled to vote at the ensuing meeting, arranged in alphabetical order, and showing the address of the number of shares owned by each shareholder shall be prepared by the Secretary, or other officer of the Corporation having charge of the Stock Transfer Books. This list shall be kept on file for a period of at least 5 days prior to the meeting at the registered office of the Corporation in the State of Delaware and shall be subject to inspection during usual business hours by any shareholder. This list shall also be available at the meeting and shall be open to inspection by any shareholder at any time during the meeting. The original Stock Transfer Books shall be prima facie evidence of which shareholders are entitled to examine the list or to vote at any meeting of the shareholders.

Failure to comply with the requirements of this Section shall not affect the validity of any action taken at any meetings of the shareholders.

DIRECTORS
ARTICLE III.

Section 1.
Number; Tenure; Removal. The number of directors which shall constitute the entire board shall be fixed and may be altered by resolution adopted by a vote of a majority of the entire Board of Directors, or by the shareholders.

Directors shall be elected at the annual meeting of the shareholders, except as provided in Section 2 of this Article III, and each director shall be elected to serve until his successor has been elected and has qualified.

Any director may resign at any time. The Board of Directors may, by majority vote of all directors then in office, remove a director for cause.

Section 2.
Vacancies. If any vacancies occur in the Board of Directors by reason of the death, resignation, retirement, disqualification or removal from office of any director, or if any new directorships are created, all of the directors then in office, although less than a quorum, may, by majority vote, choose a successor or successors, or fill the newly created directorship, and the directors so chosen shall hold office until the next annual election of directors and until their successors shall be duly elected and qualified, unless sooner displaced; provided, however, that if in the event of any such vacancy, the directors remaining in office shall be unable, by majority vote, to fill such vacancy within thirty (30) days of the occurrence thereof, the President or the Secretary may call a special meeting of the shareholders at which a new Board of Directors shall be elected to serve until the next annual election of directors and until their successors shall be duly elected and qualified, unless sooner displaced.

MEETINGS OF THE BOARD
ARTICLE IV.

Section 1.
Place. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

Section 2.
First Meetings. The first meeting of each newly elected Board of Directors shall be held at the same place as and immediately following the annual meeting of shareholders, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event such meeting is not held at the time and place so fixed, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meeting of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Section 3.
Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 4.
Special Meetings. Special meetings of the board may be called by the Chairman of the Board, if any, or by the President or Vice President on two days' notice by mail or on one day's notice personally by telephone or by telegram to each director; special meetings shall be called by the Chairman, President, Vice President or Secretary in like manner and on like notice on the written request of two directors.

Section 5.
Quorum. At all meetings of the board a majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors either in person or by telephone conference call, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 6.
Action. Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all of the members of the Board or committee consent in writing to the adoption of a resolution authorizing such action. The resolution and written consents thereto by the members of the Board or committee shall be filed with the minutes of the proceeds of the Board or committee. Any one or more members of the Board of Directors or any committee there may participate in a meeting of such board or committee by means of a conference telephone or similar means of communications equipment allowing all persons participating to hear each other at the same time. Participation by such method shall constitute presence in person at the meeting.

Section 7.
Compensation. Each director shall be entitled to receive as compensation for his services such sum as shall from time to time be fixed by resolution of the Board, and each director shall be entitled to reimbursement for all traveling expenses incurred by him in attending any such meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8.
Dividends. Subject always to provisions of law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any, and, if so, what part, of the funds legally available for the payment of dividends shall be so declared and paid to the shareholders of the Corporation. The Board of Directors may fix a sum which may be set aside over and above the paid-in capital of the Corporation for working capital or as a reserve for any proper purpose, and from time to time may increase, diminish, and vary this fund in the Board's absolute judgment and discretion.

COMMITTEES OF DIRECTORS
ARTICLE V.

Section 1.
Creation. The Board of Directors may, by resolution or resolutions adopted by a majority of the entire Board, designate one or more committees, each committee to consist of two or more of the directors, which, to the extent provided in said resolution or resolutions and within the limitations prescribed by statute, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it.

NOTICES
ARTICLE VI.

Section 1.
Form; Delivery. Notices to directors and shareholders shall be in writing and may be delivered personally or by mail. Notice by mail shall be deemed to be given at the time when the same shall be deposited in the post office or a letter box, in a postpaid sealed wrapper, and shall be addressed to directors or shareholders at their addresses appearing on the records of the corporation, unless any such director or shareholder shall have filed with the Secretary of the corporation a written request that notices intended for him be mailed to some other address, in which case the notice shall be mailed to the address designated in such request. Notice to directors may also be given by telephone or by telegram.

Section 2.
Waiver. Whenever a notice is required to be given by any statute, the Certificate of Incorporation or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated thereon, shall be deemed equivalent thereto.

OFFICERS
ARTICLE VII.

Section 1.
Officers. The officers of the corporation shall be a President and one or more Vice Presidents, a Secretary and a Treasurer. Any two or more offices may be held by the same person, except the offices of President and Secretary, unless the corporation has only one shareholder who serves as both President and Secretary. The Board of Directors may also elect a Chairman of the Board and may elect or appoint such other officers as it may determine.

Section 2.
Term of Office; Removal. All officers shall hold office for such term as may be prescribed by the Board of Directors. Any officer elected or appointed by the board may be removed with or without cause at any time by the board.

Section 3.
Compensation. The compensation of all elected officers of the corporation shall be fixed by the Board of Directors, and the compensation of appointed officers and agents shall either be so fixed or shall be fixed by officers thereunto duly authorized.

Section 4.
Vacancies. If the office of any officer becomes vacant for any reason, the Board of Directors may fill such vacancy. Any officer so appointed or elected by the board shall serve only until such time as the unexpired term of his predecessor shall have expired unless reelected or re-appointed.

Section 5.
The Chairman of the Board. If there be a Chairman of the Board of Directors, he shall preside at all meetings of the shareholders and directors and shall have such other powers and duties as may from time to time be assigned by the board.

Section 6.
The President. The President shall be the Chief Executive Officer of the corporation. In the absence of the Chairman of the Board, or if there be no Chairman, he shall preside at all meetings of the shareholders and directors. He shall be ex-officio a member of all standing committees, have general and active management and control of the business and affairs of the corporation subject to the control of the Board of Directors, and shall see that all orders and resolutions of the board are carried into effect. The President shall execute in the name of the corporation all deeds, bonds, mortgages, contracts, and other instruments requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

Section 7.
The Vice President. The Vice President, if any, or, if there be more than one, the Vice Presidents, in the order of their seniority or in any other order determined by the board shall, in the absence or disability of the President, perform the duties and exercise the powers of the President, and shall generally assist the President and perform such other duties as the Board of Directors shall prescribe.

Section 8.
The Secretary. The Secretary shall attend all meetings of the board and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall act. He shall keep in safe custody the seal of the corporation and, when authorized by the board, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the Treasurer or an Assistant Secretary or Treasurer. He shall keep in safe custody the certificate books and stock bonds and such other books and papers as the board may direct and shall perform all other duties incident to the office of Secretary.

Section 9.
The Assistant Secretaries. The Assistant Secretaries, if any, in order of their seniority, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors shall prescribe.

Section 10.
The Treasurer. The Treasurer shall have the care and custody of the corporate funds, and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

Section 11.
The Assistant Treasurer. The Assistant Treasurers, if any, in the order of their seniority, shall, in the absence or disability of the Treasurer, perform the duties and exercise the power of the Treasurer and shall perform such other duties as the Board of Directors shall prescribe.

Section 12.
The Controller. The Controller, if any, shall maintain adequate records of all assets, liabilities and transactions of the corporation and shall have adequate audits thereof currently and regularly made. In conjunction with other officers, he shall initiate and enforce measures and procedures whereby the business of the corporation shall be conducted with the maximum safety, efficiency and economy.

Section 13.
Voting of Securities. Unless otherwise ordered by the Board of Directors, the Chairman or the President shall have full power and authority on behalf of the corporation to vote in person or by proxy at any meetings of the stockholders of any corporation in which the Corporation may hold stock, and at any such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

SHARE CERTIFICATES
ARTICLE VIII.

Section 1.
Form; Signatures. The certificates for shares of the corporation shall be in such form as shall be determined by the Board of Directors and shall be numbered consecutively and entered in the books of the corporation as they are issued. Each certificate shall exhibit the registered holder's name and the number and class of shares, and shall be signed by the Chairman of the Board, President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and shall bear the seal of the corporation. In case any officer or officers who have signed shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by such corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates had not ceased to be such officer or officers of the corporation.

Section 2.
Lost Certificates. The Board of Directors may direct a new share certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it

shall require and/or to give the corporation a bond on such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3.
Registered Shareholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

Section 4.
Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining share-holders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action affecting the interests of shareholders, the Board of Directors may fix, in advance, a record date. Such date shall not be more than 60 days nor less than 10 days before the date of any such meeting, nor more than 30 days prior to any other action. In each such case, except as otherwise provided by law, only such persons as shall be shareholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to express such consent or dissent, or to receive payment of such dividend, or such allotment of rights, or otherwise to be recognized as shareholders for the related purpose, notwithstanding any registration of transfer of shares on the books of the corporation after any such record date so fixed.

GENERAL PROVISIONS
ARTICLE IX.

Section 1.
Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 2.
Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 3.
Corporate Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Frontier Educational Systems, Inc.." The seal may be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise.

AMENDMENTS
ARTICLE X.

Section 1.
Power to Amend. The Board of Directors shall have the power to amend, alter, or repeal these by-laws, and to adopt new by-laws, from time to time, by an affirmative vote of a majority of the whole Board as then constituted, provided that notice of the proposal to make, alter, amend, or repeal the by-laws was included in the notice of the directors' meeting at which such action takes place. At the next shareholders' meeting following any action by the Board of Directors, the shareholders, by a majority vote of those present and entitled to vote, shall have the power to alter or repeal by-laws newly adopted by the Board of Directors, or to restore to their original status by-laws which the Board may have altered

or repealed, and the notice of such shareholders' meeting shall include notice that the shareholders will be called on to ratify the action taken by the Board of Directors with regard to the by-laws.

Section 2.
Amendment Affecting Election of Directors. If any by-laws regulating an impending election of directors is adopted, amended or repealed by the board, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

INDEMNIFICATION
ARTICLE XI.

Indemnification of Directors and Officers. The Corporation shall indemnify each of its directors, officers, and employees whether or not then in service as such (and his or her executor, administrator, and heirs), against all reasonable expenses actually and necessarily incurred by him or her in connection with the defense of any litigation to which the individual may have been made a party because he or she is or was a director, officer, or employee of the Corporation. The individual shall have no right to reimbursement, however, in relation to matters as to which he or she has been adjudged liable to the Corporation for negligence or misconduct in the performance of his or her duties, or was derelict in the performance of his or her duty as director, officer or employee by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties of his or her office or employment. The right to indemnity for expenses shall also apply to the expenses of suits which are compromised or settled if the court having jurisdiction of the matter shall approve such settlement.

The foregoing right of indemnification shall be in addition to, and not exclusive of, all rights to which such director, officer or employee may be entitled by law or otherwise.

SUPERCEDURE OF CONTRARY STATE LAW
ARTICLE XII.

These Bylaws are intended for use by Corporations in many states. It is the intention of the shareholders and directors that to the extent these Bylaws are contrary to the laws of the state in which its Articles of Incorporation have been filed, that the laws of that state, to the extent they are contrary to the provisions set forth herein, shall be controlling, and remaining, non-inconsistent provisions shall survive.

Exhibit 4

Copy #:____________
Name of Potential Subscriber:____________________
Amount of Capital Commitment: ______________________
Number of Shares Subscribed For: ______________________
Date: ______________________

SUBSCRIPTION AGREEMENT

Frontier Educational Systems, Inc.
750 Oakland Hills Circle, #206
Lake Mary, Florida 32746

Attention: Dyron M. Watford
President

Dear Sirs:

The undersigned subscriber (the "**Subscriber**" or "**I**") hereby irrevocably subscribes for the number of shares of common stock, par value $0.0001 per share (the "**Securities**"), at a purchase price of $0.20 per share, representing an equity interest in **Frontier Educational Systems, Inc.**, a Delaware corporation (the "**Company**"), and agrees to purchase the number of Securities, and make a capital commitment to the Company in payment therefore, in the amount indicated above. In connection with such capital commitment, the Company will grant to the Subscriber, and the Subscriber hereby subscribes for, the Securities, on the terms and conditions described herein and in the Company's Offering Circular dated [ ], and any amendments or supplements thereto (the "**Offering Circular**"). The Company is offering the Securities to accredited investors only. Unless otherwise approved by the Company, each Subscriber must purchase a minimum of 500 shares, but no more than 25,000 shares. **THERE IS NO MINIMUM AMOUNT THAT MUST BE SOLD AND THERE WILL BE NO ESCROW OF SUBSCRIPTIONS. YOUR FUNDS WILL BE AVAILABLE FOR USE BY THE COMPANY IMMEDIATELY UPON RECEIPT, IRRESPECTIVE OF HOW MANY SECURITIES HAVE BEEN SOLD.** This offering is being made pursuant to exemptions available under the Securities Act of 1933, as amended (the "**Securities Act**"), and under certain other laws, including the securities laws of certain states and foreign jurisdictions. Capitalized terms not defined herein shall have the meanings set forth or referred to in the Offering Circular.

Upon receipt of this executed Subscription Agreement (the "**Subscription Agreement**") (including a completed accompanying Confidential Purchaser Questionnaire attached hereto as **Exhibit A**; collectively with this Subscription Agreement, the "**Subscription Documents**"), the Company will deposit the accompanying check, if payment is by check, into its operating checking account. Within fifteen (15) business days after the receipt by the Company of good funds from the sale of the Securities, the Company will evidence its acceptance by countersigning and mailing to the Subscriber a copy of the Subscription Documents, including an original stock certificate for the number of Securities purchased hereunder (the "**Closing**").

1. **Subscriber Representations, Warranties, Acknowledgements And Covenants**

In connection with the purchase of the Securities, I, the Subscriber, acknowledge that the Company will be relying on the information and on the representations set forth herein, and I hereby represent, warrant, acknowledge, covenant and agree that:

(a) I understand that the Subscription Agreement is subject to the Company's acceptance and may be rejected in whole or in part by the Company at any time, in its sole discretion, for any reason or no reason at all, notwithstanding prior receipt by me of notice of acceptance of my subscription; further, if less than the whole of subscription amount hereunder is accepted by the Company, the allocation and percentage ownership amounts in the Company may be altered and if such is the case, I accept this condition and agree to any reallocation or redistribution of the Securities based on the total amount accepted under this Subscription Agreement.

(b) I am not entitled to cancel, terminate, or revoke my subscription, and any agreements made in connection herewith shall survive my death or disability;

(c) I have not received any general solicitation or general advertising regarding the purchase of the Securities;

(d) I have sufficient knowledge and experience of financial and business matters so that I am able to evaluate the merits and risks of purchasing the Securities and I have had substantial experience in previous private and public purchases of securities.

(e) I am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the securities Act and I have no reason to anticipate any material change in my financial condition for the foreseeable future;

(f) My overall commitment to investments which are not readily marketable is not disproportionate to my net worth and my investment in the Securities will not cause such overall commitment to become excessive; I do not require for my liquidity needs the funds being used to purchase the Securities, I have adequate means to provide for my personal needs, I possess the ability to bear the economic risk of holding the Securities purchased hereunder indefinitely, and I can afford a complete loss on the purchase of the Securities;

(g) During the transaction and prior to purchase, I have read the Offering Circular and the Subscription Documents and have had full opportunity to ask questions of and receive answers from the Company and its officers and authorized representatives relating to the Company, the offering of the Securities and anything else set forth in the Offering Circular and the Subscription Documents, and have had access to whatever additional information or documents concerning the Company, its financial condition, its business, its prospects, its management, its capitalization, and other similar matters (to the extent that the Company possessed such information or could acquire it without unreasonable effort or expense) that I desired or deemed necessary to verify the accuracy of any information furnished to me or to which I had access; I believe that I have received all information I consider necessary or appropriate for deciding whether to purchase the Securities;

(h) I have not been given any oral representation or warranty concerning the offering or the Company or any offering literature other than the Offering Circular, including appendices thereto, the documents which are exhibits thereto and other materials as the Company may provide. I have relied only (i) on the information contained in the Offering Circular and such exhibits and the information furnished or made available by the Company as described in subparagraph (g) above, and (ii) the results of independent investigations made by me or on my behalf;

(i) I understand that the Securities have not been registered under the Securities Act or any state securities laws and, therefore, the Securities cannot be sold and must be held indefinitely unless and until they are subsequently registered or an exemption from registration is available, and will require an opinion of counsel that registration is not required under the Securities Act or such state securities laws, and the Securities will bear a restrictive legend bearing the following or similar words:

> *The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act") and may not be sold, transferred or otherwise disposed of by the holder except pursuant to an effective registration statement filed under the Act, and in compliance with applicable securities laws of any state with respect thereto, or in accordance with an opinion of counsel in form and substance satisfactory to the issuer that registration is not required under said Act or applicable state securities laws.*

(j) I am acquiring the Securities for investment purposes only, for my own account and not with a view to distribution or resale, nor with any present intent to sell, transfer or otherwise dispose of all or any part of such Securities;

(k) I understand that the price of the Securities has been arbitrarily determined and bears no relationship to the assets or book value of the Company, or other customary investment criteria;

(l) I have full power and authority to enter into the Subscription Documents and, as executed by me (or on my behalf, if I am an entity), constitute valid and legally binding obligations of me;

(m) If I am an entity, I have not been organized for the specific purpose of acquiring the Securities or, if I have been organized for the specific purpose of acquiring the Securities, each of my beneficial owners is separately an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act (and has indicated the same on **Annex A** to the Confidential Purchaser Questionnaire delivered in conjunction herewith); further, the person executing the Subscription Documents on my behalf, if I am a partnership, trust, corporation or other entity, has the full power and authority to execute and comply with the terms of the Subscription Documents on behalf of such entity and to make the representations and warranties made herein on its behalf; and the investment in the Securities has been affirmatively authorized, if required, by the governing board of such entity and is not prohibited by the governing documents of such entity;

(n) If I am subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), in making the proposed investment, I am aware of, and have taken into consideration, the applicable fiduciary standards of conduct under ERISA, including, but not limited to, the prudence and diversification requirements of Section 404(a)(1) of ERISA;

(o) Under penalties of perjury, I represent, warrant certify that I am not subject to "back up withholding" pursuant to Section 3406 of the Internal Revenue Code of 1986, as amended, and the I have provided my correct tax identification number below and as required elsewhere for my subscription;

(p) I acknowledge that the Company does not assume any responsibility for the tax consequences to the investors of any investment in the Company, and further acknowledge that I have been advised to consult with my own attorney regarding legal matters related to this investment and to consult with my tax advisor regarding the tax consequences of investing in the Company;

(q) I understand that no federal or state governmental agency has passed upon or will pass upon the Securities or has made or will make any finding or determination as to the fairness of this investment;

(r) If I am an individual, I am a bona-fide resident of the state set forth in my address on my signature page below, or if I am an entity, my principal place of business and principal office are located in the state set forth in its address on its signature page below.

(s) I understand that there is no established market for the Securities and no market (public or otherwise) for such Securities is expected to develop in the foreseeable future;

(t) I understand and have been advised by the Company that the business activities of the Company and an investment in the Company are subject to substantial risks, as described in the Offering Circular. I acknowledge that I have received and carefully read the accompanying (i) Offering Circular; and (ii) any amendments or supplements to the Offering Circular delivered to me by the Company.

(u) Any information which I have heretofore or concurrently herewith furnished to the Company with respect to my financial position, business experience, and residence is correct and complete as of the date of this Subscription Agreement and if there should be any material change in such information prior to the acceptance by the Company of this Subscription Agreement, I will immediately furnish such revised or corrected information to the Company.

2. **Indemnification**

I hereby agree to indemnify and hold harmless the Company, its officers, directors, stockholders, employees, agents and attorneys against any and all losses, claims, demands, liabilities and expenses (including reasonable legal or other expenses) incurred by each such person in connection with defending or investigating any claims or liabilities, whether or not resulting in any liability to such person to which any such indemnified party may become subject under the Securities Act, under any other statute, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses: (a) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact made by Subscriber in this Subscription Agreement; or (b) arise out of or are based upon any breach by the Subscriber of any representation, warranty or agreement contained herein.

3. **Lock-Up and Market-Stand Down**

Five (5) years from the Closing, in connection with each and every public offering of the Company's securities, if requested by either management of the Company or the managing underwriter(s) for the public offering, the undersigned agrees that for a period of up to eighteen (18) months from the effective date of the public registration of the Company's securities with the Securities and Exchange Commission, the Subscriber will not offer, sell, transfer, assign, hypothecate or otherwise dispose of the Securities (in whole or in part), or any other securities of the Company without the prior written consent of the Company and the underwriter(s) managing such public offering.

4. **Subscription**

The purchase price (the "**Purchase Price**") for the Securities shall be equal to the following product: $0.20 multiplied by the number of Securities specified by the Subscriber on the First Signature Page in payment of the subscription price for the Securities subscribed for hereunder. A subscription will not be accepted for less than $100 (500 shares) nor more than $5,000 (25,000 shares), unless the Company decides otherwise in its sole discretion.

In all cases, the Subscriber shall execute and deliver the following to the Company by whatever means necessary so that it is received by the Company at the address specified above:

1. A completed and executed Subscription Agreement; and

2. A completed and executed Confidential Purchaser Questionnaire.

3. A check in the amount of the Purchase Price, or a wire to the Company's account pursuant to the following wiring instructions:

Century National Bank
65 North Orange Avenue
Orlando, Florida 32801
Attention: Heather Fitch
Telephone Number: (407) 647-7100

For credit to the account of:

Frontier Educational Systems, Inc.

Bank Routing #: 63114810
Account #: 6564058

If this subscription is rejected (in whole or in part), the amounts tendered by the Subscriber which are not accepted will be returned to the Subscriber, without interest or deduction, as soon thereafter as practicable.

5. **Miscellaneous**

(a) Multiple Parties. If the Subscriber is more than one person, the obligations of the Subscriber shall be joint and several and the representations, warranties, acknowledgments, covenants and agreements herein contained shall be deemed to be made by and be binding upon each such persons and their respective heirs, executors, administrators and successors.

(b) Survival of Warranties. The covenants concerning lock-up and market, as well as the warranties, representations, acknowledgments and covenants contained in or made pursuant to this Subscription Agreement shall survive the sale of the Securities pursuant to this Subscription Agreement.

(c) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Subscription Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns (including permitted transferees of the Securities sold hereunder).

(d) Governing Law. This Subscription Agreement shall be governed by and construed under the laws of the State of Florida without giving effect to provisions thereof regarding conflicts of laws.

(e) Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f) Construction. The titles and subtitles used in this Subscription Agreement are used for convenience only and shall have no interpretive effect. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the context so requires.

(g) Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by United States first-class mail, postage prepaid, or delivered personally by hand or nationally recognized overnight courier or sent via facsimile addressed (i) if to the Subscriber, to the address set forth on the signature page hereto, or at such other address as such holder or permitted assignee shall have furnished to the Company in writing, or (ii) if to the Company, at **750 Oakland Hills Circle, #206, Lake Mary, FL 32746**, or at such other address as the Company shall have furnished to the Subscriber in writing. All such notices and other written communications shall be effective (A) if mailed, five (5) days after mailing, (B) if delivered, upon delivery and (C) if sent via facsimile, upon confirmation of receipt.

(h) Expenses. Irrespective of whether the offering is consummated, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Subscription Documents.

(i) Waiver and Amendment. Any failure on the part of any party hereunder to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed; however, waiver on one occasion does not operate to effectuate a waiver on any other occasion. Any amendments to this Subscription Agreement must be made in writing and duly executed by each of the parties hereto.

(j) Severability. If one or more provisions of this Subscription Agreement are held to be unenforceable under applicable law by a court of competent jurisdiction, such provision shall be excluded from this Subscription Agreement and the balance of the Subscription Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(k) Irrevocable and Non-Transferable. Subscriber may not revoke, cancel or terminate this Subscription Agreement, except that the Subscriber shall have no obligations hereunder in the event that this Subscription Agreement is for any reason wholly rejected by the Company. This Subscription Agreement is not transferable or assignable by Subscriber.

(l) Stockholder Status. The Securities shall not be deemed issued to or owned by the Subscriber until the Company has executed this Subscription Agreement and received payment for the Securities subscribed for herein (evidenced by a receipt), such executed agreement and receipt constituting evidence of the Subscriber's ownership interest in the Securities.

(m) Further Assurances. At any time and from time to time after the date of this Subscription Agreement, each party shall execute such additional instruments and take such other and further actions as may be reasonably requested by any other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purpose of this Subscription Agreement. In addition, in the event the Company or its executive officers request additional representations by Subscriber, or documentation of the representations herein set forth, in order better to evaluate Subscriber's suitability for investment in the Company, the Subscriber will promptly furnish such additional representations or documentation or, in the alternative, if the Subscriber considers such additional request to be unreasonable, the Subscriber will request that Subscriber's subscription for the Securities be withdrawn.

(n) Date of Subscription Agreement. The date of this Subscription Agreement shall be the date as of which it is accepted by the Company as noted in the Company's acceptance set forth on the signature page to this Subscription Agreement.

(o) Entire Agreement. This Subscription Agreement and the other documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof.

[Signature Pages Follow]

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

ALL INVESTORS MUST COMPLETE THIS PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of ___________________________, 2002.

______________ x $0.20 (Price/Share) = $______ Payable to: **Frontier Educational Systems, Inc.**
(Number Shares)

Manner in which Title is to be held (Please Check **One**):

1. ☐ Individual
2. ☐ Joint Tenants With Right of Survivorship
3. ☐ Community Property
4. ☐ Tenants in Common
5. ☐ Corporation / LLC Partnership
6. ☐ IRA of ________________________________
7. ☐ Trust/Estate/Pension or Profit Sharing Plan Date Opened:____________________________
8. ☐ As a Custodian for ______________________ Under the Uniform Gift to Minors Act of the State of ________________________________
9. ☐ Married with Separate Property
10. ☐ Keogh of ______________________________

EXECUTION BY INVESTOR WHO IS A NATURAL PERSON*

____
Exact Name in Which Title is to be Held

____
(Signature)

____
Name (Please Print)

____
Residence: Number and Street

____
City State Zip Code

____
Social Security Number

Accepted this _____ day of _______________, 2002, on behalf Frontier Educational Systems, Inc..

By: ______________________________
Name: ____________________________
Title: _____________________________

____

EXECUTION BY INVESTOR WHICH IS A CORPORATION, LLC, PARTNER, TRUST, ETC.

____
Exact Name in Which Title is to be Held

____
(Signature)

____
Title of Person Executing Agreement

____
Address: Number and Street

____
City State Zip Code

____
Tax Identification Number

Accepted this _____ day of _______________, 2002, on behalf Frontier Educational Systems, Inc..

By: ____________________________
Name: __________________________
Title: __________________________

Exhibit A

FRONTIER EDUCATIONAL SYSTEMS, INC.
CONFIDENTIAL PROSPECTIVE INVESTOR QUESTIONNAIRE

The purpose of this Questionnaire is to provide information to Frontier Educational Systems, Inc., a Delaware corporation (the "**Company**"), regarding your qualifications to acquire shares of common stock, par value $0.0001 per share (the "**Securities**"), of the Company, in a private offering made solely to "accredited investors" as that term is defined in Rule 501(a) of Regulation D ("**Regulation D**") under the Securities Act of 1933, as amended (the "**Securities Act**").

Your answers will be kept strictly confidential. However, by signing this Questionnaire, you agree that the Company may present it to such parties as it deems appropriate if called upon to establish the Company's entitlement to a private offering exemption under the Securities Act or any applicable state securities law.

In the event you intend to acquire the Securities as tenants in common, joint tenants or tenants by the entirety with another, each of you must completely fill out and sign this Questionnaire.

In the event you are a partnership, Limited Liability Company, trust or corporation, which initials only question 2(m) below, each equity owner, must complete **Annex A** attached to this Questionnaire.

If you have any questions concerning this Questionnaire, please call Dyron M. Watford, the Company's president at (407) 694-3714.

(Print or type your response)

1. Basic information concerning the Investor[1]

a. Name:____
Date of birth or year of organization: ________________________

b. Home address, or if other than an individual, principal office address (including Zip Code):
____
____

Telephone No.: (_____)________________________________
Facsimile No.: (_____)________________________________

c. Social Security Number or Taxpayer Identification Number:________________________

d. If not a citizen of the United States of America, identify the Investor's citizenship:______
____

[1] For husband and wife Investors, complete one Confidential Investor Questionnaire for both husband and wife, together.

e.* Employer:______________________________
Nature of business______________________________
Position:______________________________
Nature of duties:______________________________
Business address:______________________________
Business telephone number:______________________________

*This question is to be answered by individuals, not entities

f. If an individual, indicate type of ownership subscribed for:

____ Individual
____ Joint Tenants with Rights of Survivorship
____ Tenants in Common
____ Tenants by the Entirety (husband and wife only)

g. If an entity, indicate

(i) Type of entity (e.g., corporation, trust, limited partnership, general partnership IRA Trust, Pension or Profit Sharing Plan or Trust):______________________________

(ii) Date of formation or incorporation:______________________________

(iii) The Investor's state of formation or incorporation:______________________________

(iv) Whether the Investor was organized for the specific purpose of acquiring the Securities:

Yes _____ No _______

(v) Each individual authorized to execute documents on behalf of the Investor in connection with this investment:

Name: ______________________________
Title: ______________________________

(vi) The business of the entity:______________________________
____

2. Please check whether one or more of the following definitions of "accredited investor," if any, applies to you. If none of the following applies to you, please leave a blank. The following definitions are derived from Rule 501(a) of Regulation D promulgated under the Securities Act.

____ (a) The Investor certifies that it is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity.

____ (b) The Investor certifies that it is an insurance company as defined in section 2(13) of the Securities Act.

____ (c) The Investor certifies that it is a broker/dealer registered pursuant to the Securities Exchange Act of 1934, as amended.

____ (d) The Investor certifies that it is an investment company registered under the Investment Company Act of 1940, or business development company as defined in section 2(a)(48) of such act.

____ (e) The Investor certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958.

____ (f) The Investor certifies that it is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 ("**ERISA**"), and either (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000, or (iii) if a self-directed plan, investment decisions are made solely by persons that are "accredited investors" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

____ (g) The Investor certifies that it is a private business development company as defined in section 202(a)(22) of the Investment Advisors Act of 1940.

____ (h) The Investor certifies that it is an organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000.

____ (i) The Investor certifies that he/she is a director or executive officer of the Company.

____ (j) The Investor certifies that he/she is a natural person whose individual net worth, or joint net worth with his/her spouse, at the time of his/her purchase of the Securities exceeds $1,000,000 (inclusive of the value of his/her home, home furnishings and automobiles).

____ (k) The Investor certifies that he/she is a natural person who has an individual income[2] in excess of $200,000 in each of the two most recent years or joint income with his/her spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year.

____ (l) The Investor certifies that it is a trust with total assets of in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D promulgated under the Securities Act.

[2] In determining income, an Investor should add to his or her adjusted gross income any amounts attributable to tax-exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to IRA or Keogh retirement plans, alimony payments and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

____ (m) The Investor certifies that it is an entity in which all of the equity owners are "accredited investors" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. If the investor checks this item, each such equity owner must complete and sign the form attached hereto as **Annex A**.

____ (n) None of the statements in clauses (a) through (m) are applicable to the Investor and the Investor is otherwise not an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Act.

3. Certain Investors must provide the following information:

(a) Corporations MUST provide the Certificates of Incorporation, by-laws, good standing certificate and corporate resolution authorizing the purchase of the Securities and authorizing the person(s) signing the subscription documents to do so. All the documents must be certified by the Secretary or Assistant Secretary of the corporation as being true and correct copies thereof and in full force and effect.

(b) Partnerships MUST provide a copy of the partnership agreement showing the date of formation and giving evidence of the authority of the person(s) signing the subscription documents to do so.

(c) Limited Liability Companies MUST provide a copy of their certificate of formation showing the date of their formation and giving evidence of the authority of the person(s) signing the subscription documents to do so (whether by providing a copy of the Operating Agreement or otherwise).

(d) Trusts MUST provide a copy of the trust agreement showing the date of formation and giving evidence of the authority of the person(s) signing the subscription documents to do so.

The Investor understands that the Company and its counsel will be relying on the accuracy and completeness of the representations made above as well as the Investor's responses to the questions contained in this Confidential Investor Questionnaire and the representations, warranties and indemnifications set forth in the other subscription documents. The Investor understands that a false representation may constitute a violation of law, and that any person who suffers damage as a result of a false representation may have a claim for damages as a result of such false representation.

The Investor represents and warrants to the Company as follows:

(i) The representations made above and the answers to the questions in this Confidential Investor Questionnaire are complete and correct and may be relied upon by the Company and its counsel;

(ii) The Investor, if a corporation, limited liability company, partnership or trust, has been duly formed and validly exists, with full power and authority to invest in the Company;

(iii) The Investor's Subscription Agreement and signature page have been duly and validly authorized, executed and delivered by the Investor and, upon the issuance of the Securities to the Investor, will constitute the valid, binding and enforceable agreement of the Investor; and

(iv) The Investor will notify the Company immediately of any material change in any representation made above or any statement made herein that occurs prior to the closing of the sale of the Securities.

[Signature Page Follows]

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Signature Page to
Confidential Prospective Investor Questionnaire

FOR INDIVIDUALS:

____
(Print Name)

Dated: ________________, 200__

____
(Signature)

FOR CORPORATIONS:

____
Name of Company

____
Executive Office of Company

Dated: ________________, 200__

____
Signature of Officer

FOR LIMITED LIABILITY COMPANIES:

____
Name of LLC

____
Name of Manager or Member executing Questionnaire

Dated: ________________, 200__

____
Signature of Manager or Member

Signature Page to
Confidential Prospective Investor Questionnaire

FOR PARTNERSHIPS:

____
Name of Partnership

____
Name of Partner executing Questionnaire

Dated: ________________, 200__

____
Signature of Partner executing Questionnaire

FOR TRUSTS:

____
Name of Trust

____
Name of Authorized Trustee

Dated: ________________, 200__

____
Signature of Authorized Trustee

ANNEX A

TO CONFIDENTIAL PROSPECTIVE INVESTOR QUESTIONNAIRE

ACCREDITED CORPORATIONS, PARTNERSHIPS, LIMITED LIABILITY COMPANIES, TRUSTS OR OTHER ENTITIES INITIALING QUESTION 2(m) MUST PROVIDE THE FOLLOWING INFORMATION:

I hereby certify that set forth below is a complete list of all equity owners in ______________________ [NAME OF ENTITY], a ________________ [TYPE OF ENTITY] formed pursuant to the laws of the State of ________________, I also certify that EACH SUCH OWNER HAS INITIALED THE SPACE OPPOSITE ITS NAME and that each such owner understands that by initialing that space undersigned is representing that undersigned is an accredited individual investor satisfying the test for accredited investors indicated under Question 2(m) of the Questionnaire.

____

Signature of authorized corporate officer, managing member/manager, general partner or trustee

Name of Equity Owner Type of Accredited Investor[3]

1. ____
2. ____
3. ____
4. ____
5. ____
6. ____
7. ____
8. ____
9. ____
10. ____

[3] Indicate which Subparagraphs 2(a)-(l) the equity owner satisfies.